Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hess Corporation
Commission File No. 001-01204

October 23, 2023

In connection with the potential acquisition of Hess Corporation by Chevron Corporation (“Chevron”), Chevron has made available on its website the following transcript of the investor call held on October 23, 2023.

Chevron Announces Agreement to Acquire Hess

Edited Transcript

Monday, October 23, 2023

Chevron

October 23, 2023

7:30 AM ET

This transcript has been edited by Chevron Corporation.   It is generally consistent with the original conference call transcript.  For a replay of the Investor Conference Call, please listen to the webcast presentation posted on chevron.com under the headings “Investors,” “Events & Presentations.”

Operator:	Good morning. My name is Katie, and I will be your conference facilitator today.

Welcome to Chevron’s conference call to discuss its proposed acquisition of Hess. At this time, all participants are in a listen-only mode. After the speaker’s remarks, there will be a question and answer session and instructions will be given at that time. If anyone should require assistance during the conference call, please press star and then zero on your touchtone telephone. As a reminder, this conference call is being recorded. I will now turn the conference call over to the General Manager of Investor Relations at Chevron, Jake Spiering. Please go ahead.

Jake Spiering:	Thank you, Katie. Good morning, and welcome to this special call to announce a significant proposed combination. I’m Jake Spiering, General Manager of Investor Relations at Chevron, and with me today are Chevron’s Chairman and CEO, Mike Wirth, Hess’ CEO, John Hess, and Chevron’s CFO, Pierre Breber.

We’ll refer to the slides and prepared remarks that are available on Chevron’s website.

Before we begin, please be reminded that this presentation contains estimates, projections, and other forward-looking statements.

Please review the cautionary statement on Slide 2.

Now, I will turn it over to Mike.

Mike Wirth:	Good morning, everyone. I’m pleased to announce that Chevron has entered into a definitive agreement to acquire Hess, a premier exploration and production company with ownership in the industry’s most attractive, long-lived growth asset in Guyana and a focused portfolio elsewhere that complements Chevron’s.

This combination is aligned with our objective to safely deliver higher returns and lower carbon. We expect the transaction will become accretive to cash flow per share in 2025 after achieving synergies and start-up of the fourth FPSO [floating production, storage and offloading] vessel in Guyana. We’ve identified $1 billion of run-rate cost synergies that we expect to realize within a year of closing.
In addition, Hess increases Chevron’s estimated production and free cash flow growth rates over the next five years, and is expected to extend our growth profile into the next decade supporting our plans to increase our peer-leading dividend growth and share repurchases.

Equally as important, the combination will further strengthen our most important resource, the people who safely deliver energy to the world every day. We look forward to combining Hess’ talented workforce with ours.

Hess shareholders will receive 1.0250 Chevron shares for each Hess share as consideration, which represents a 10.3% premium over the 20-day average closing price.

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This is Chevron’s third upstream deal since the pandemic with a premium around 10%, showing consistent discipline. The first two were immediately accretive. This transaction transforms our portfolio and is expected to generate longer-term free cash flow growth that supports increased return of capital and outweighs short-term earnings per share dilution in the low- to mid-single digits.

And I’m very pleased that John Hess is expected to join Chevron’s Board of Directors. John is a highly respected industry leader with a record of value creation and strong relationships with governments and partners. I look forward to working with John as we bring our two companies together and safely deliver lower carbon energy to a growing world.

The Stabroek Block in Guyana is world class with over 11 billion BOE of gross discovered recoverable resource from the industry’s largest oil discovery in the last decade. Hess’ share of net production is approximately 110 thousand barrels per day at industry-leading cash margins with low carbon intensity, a winning combination. And that’s just from the first two FPSOs, with three more currently under development.

There is potential for up to ten FPSOs, which is expected to drive production growth into the next decade. And there’s exploration upside potential, with 10 to 12 wells planned for 2024. Given past success, this bodes well for further resource growth.

We intend to continue partnering with the government of Guyana to create shared prosperity and value for the country and its people.

In the Bakken, Hess holds a strong acreage position with a long queue of economic future drilling locations that will be added to Chevron’s advantaged shale and tight portfolio.

Hess’ assets in the Gulf of Mexico are complementary to Chevron’s in a basin we know well, and we foresee a long future underpinned by more exploration success.

Southeast Asia assets provide predictable financial performance from natural gas contracts with oil-linked pricing.

This combination will further strengthen and diversify our already advantaged portfolio.

Guyana is an exceptional and differentiated asset that adds significant resource inventory in the deepwater, complementing Chevron’s existing deepwater assets around the world.

The Bakken adds another prolific U.S. shale basin to our leading positions in the DJ and Permian, and we expect it will benefit from Chevron’s advancements in technology and performance as we aim to further improve recoveries and enhance returns.

Southeast Asia brings regional gas business where we have a long history, adding to our advantaged gas positions in Australia and the Eastern Med.

The resulting portfolio is deep with projected high cash margin and low carbon intensity production, diversified across asset types and geographies, balanced between short and long-cycle investments and durable with fields in both plateau and growth stages. More than 75% of our upstream capex is expected to be focused on these eight assets, positioning Chevron to deliver durable free cash flow growth into the next decade.

With a stronger combined portfolio, we expect to further high-grade and generate about $10 to $15 billion in before-tax proceeds from asset sales through 2028. Some of the asset sale candidates generate high returns and the step up in Hess’ book value will also affect ROCE. After closing, we’ll target to sustain a double-digit ROCE at mid-cycle prices.

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Since walking away from Anadarko in 2019, through the expected closing of the Hess transaction next year, Chevron will have created new, significant reserve and resource positions in the DJ Basin, Eastern Mediterranean, Bakken and Guyana, building on our positions in Australia, Kazakhstan, Permian Basin and offshore Gulf of Mexico.

These low-premium deals have diversified and strengthened Chevron’s upstream business. Going forward, Chevron’s production growth rate is expected to be higher than our current guidance and we also expect it can be sustained for longer. We’ll provide updated guidance after developing a combined business plan post-closing.

Also, we will have acquired each of these assets when they were free cash flow positive – or on the cusp of it. After we add projected free cash flow growth from investments in TCO, Permian and Gulf of Mexico – and renewable fuels and petchem facilities – we expect free cash flow to more than double by 2027 – and Guyana is expected to underpin further growth into the 2030s.
At Chevron, we believe the future of energy is lower carbon and this combination adds low carbon intensity assets that are expected to be accretive to our 2028 oil and gas targets. Hess has lowered their carbon intensity over the past several years, and Chevron intends to remain one of the most carbon-efficient producers.

We’re continuing to find ways to meet today’s demand with both traditional and new energy supplies that have lower carbon intensity and are still affordable and reliable. Affordable energy is vital for economies to flourish. Reliable energy is essential for national security. And we all have a stake in a lower carbon future.

With higher expected free cash flow growth, Chevron intends to return more cash to shareholders consistent with our long-standing financial priorities.

Over the past five years, Chevron has grown its dividend per share by a 6% compounded annual growth rate – more than double the rate of the closest integrated peer. In January, and subject to the Board of Directors’ approval, we expect to recommend an 8% increase to our first quarter dividend per share to $1.63 – supported by immediate free cash flow from PDC Energy and longer-term projected free cash flow growth from Hess.

Post closing, we also intend to increase our buyback to the top of the guidance range of $20 billion per year – or $5 billion a quarter. This reflects an even bigger and better upstream and is consistent with our Investor Day upside price scenario. Under SEC regulations, share repurchase volumes will be restricted for a period of time prior to closing.

The mid-point of the capex range equals the consensus outlook for both companies. We’ll maintain our commitment to capital discipline with capex about half the levels from a decade ago as a larger and more diversified company following four acquisitions.

Post closing, we’ll continue to maintain a strong balance sheet and Chevron will remain built for $50 Brent – projected to cover both capex and dividends at that level. While we’re currently in an upside price cycle, we’ll remain well prepared and positioned for a downside scenario.

Before I turn it over to John, I want to close with a final point.

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The upstream is a resource depletion business where fields grow, mature and then decline. John and I know this from many decades in the industry. Chevron has led its integrated peer group in reserve replacement for the past 3, 5 and 10 years. And Hess has been part of the greatest series of discoveries in the industry’s recent history with unmatched growth and duration potential.

The combined company is expected to have resource inventory depth into the next decade – much further than we can usually see with confidence in our business – and the operational, technical and financial capabilities to continue to safely deliver lower carbon energy to a growing world.

Now, I’ll hand it over to my friend and future board member, John Hess.

John Hess:	Thank you, Mike. I’m honored to be here with you today and I’m very excited about the strategic combination of our two great companies. I look forward to the opportunity to join Chevron’s board.

Our company is celebrating our 90th anniversary this year. We have a proud, long history that started with my father delivering fuel oil with a secondhand truck during the Depression.

Over the last 90 years, we have always been guided by making the right long-term decisions for our company and our shareholders. This strategic combination is compelling and the right decision for our future.

Hess has the best growth portfolio in the industry – including Guyana, the world’s largest oil discovery in the last 10 years with a low cost of supply and a low carbon intensity, and the Bakken Shale, where we are a leading oil and gas producer.

Chevron is one of the world’s largest and most respected energy companies with a world class diversified portfolio of assets, one of the industry’s strongest balance sheets and one of the industry’s highest cash return profiles.
Also, Chevron has one of the best CEOs in the industry, my friend, Mike Wirth.

Like Hess, Chevron is also a values-led company. There is a strong cultural fit for our people, and we share a deep commitment to making a positive social impact in the communities where we do business and to investing in the energy transition.

I believe our strategic combination creates a company that is stronger in every respect, with the leadership, asset portfolio and financial resources to deliver significant shareholder value for years to come.

Mike, thank you. I look forward to working with you in the years ahead. I’ll now turn the call over to Jake.

Jake Spiering:	That concludes our prepared remarks. We are now ready to take your questions.

Please limit yourself to only one question to enable everyone in the queue an opportunity. We will do our best to get all of your questions answered.

Katie, please open the lines.

Operator:	Thank you. If you have a question at this time, please press star one on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue, please press star two. If you are listening on a speakerphone, we ask you please lift your handset before asking your question to provide optimum sound quality. Again, if you have a question, please press star one on your touchtone telephone.

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We’ll take our first question from Neil Mehta with Goldman Sachs.

Neil Mehta: (Goldman Sachs)	Congratulations, John, and congratulations, Mike.

John, thank you for all the guidance over the years and wish you well in the next role. My question is in the appendix [slide 12], you break out a little bit here on synergies and would love you guys to dig into that. It looks like there’s a put option dynamic, a little bit around NOLs and G&A. So, just talk about confidence interval around synergies and how we should be thinking about building that in?

Mike Wirth:	Sure, Neil. Thanks for the kind comments. We’ve identified about $1 billion in cost synergies one year after the close. More than half of that is through the typical corporate costs, things you would expect [such as] insurance, public company costs, exploration, et cetera. And then the remainder is, as you mentioned, related to some tax items and savings on put options. The tax benefits are expected to result from the combined companies’ ability to use some net operating losses that are carried forward and improve cash flow of the combined company, so a real cash impact there.

We plan to discontinue the use of put options to hedge some commodity price volatility. As a company our size, we’ve got a balance sheet that is in a position where we can be fully exposed. That’s just a cost that we won’t incur as we put the two companies together. Those are based on public information and the diligence that we’ve been able to do here. As always, once we close, we’ll continue to look for additional opportunities as we get into the integration.

Thanks, Neil.

Operator:	We’ll go next to Sam Margolin with Wolfe Research.

Sam Margolin: (Wolfe Research)	Hi, how are you?

Mike Wirth:	Good morning, Sam.

Sam Margolin:	Thanks for taking the question. I’m just looking at the pro forma capex guidance here and it’s more or less kind of expectations for the two companies independently added together. But how do you think about competition for capital within the pro forma Chevron and where you see capex getting directed in different types of scenarios? Thank you.

Mike Wirth:	Sure, Sam. One of the things that I think is important here is that both Chevron and Hess have very focused and high return capital programs already. Guyana’s got more than half of the 2023 upstream capital guidance in the Hess budget and Bakken another 30%, both really strong assets that deliver the returns and cash that you would expect. And you’re familiar with the way we’ve been focusing on the Permian, finishing our big project in Kazakhstan, and developments projects in the deepwater, Gulf of Mexico, et cetera. There’s not a lot of obvious overlap or areas where you would say we would reduce capex.

What we’ve done is really looked at the combined outlooks for the two companies. Top end of our [capex] range [is] $16 billion. I think consensus on Hess for next year is about $4.5 billion. That gets you to $20.5 billion. We’ve put a range around [$19-$22 billion] that, so that’s about the midpoint of the range. Interestingly, that range is really where we were Chevron standalone before the pandemic. Now, we’ve got a little affiliate capex that would be in addition to that, but I mentioned in my prepared comments, it’s half of what we were spending a decade ago with Chevron alone. And we’re a much better company today, a bigger company with the acquisitions.

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We intend to continue to be very capital disciplined going forward. I mentioned the eight assets that will draw 75% of our capital spending. And then, of course, we do have a couple of petrochemical projects under development and some other things that are going to be in that balance.

That’s the guidance today. Of course, once we put the two companies together, this is [a] significant enough transaction that a combined business plan is where we’ll really start to optimize the tradeoffs and the choices. We’ll be back out to talk to you about that once we get past the close. Thanks, Sam.

Operator:	We’ll go next to Doug Leggate with Bank of America.

Doug Leggate: (Bank of America)	Good morning, gentlemen.

Mike, there’s a lot of things we’ve talked about over the years. This fit is extraordinary and I congratulate you both. I do have a question, however, relating to the timing, from Hess’ standpoint. My question is, when you look at the inflection pending for Hess free cash flow, the value accretion is extraordinary, at least in our view. So that’s certainly something to be applauded on your part, Mike. But there’s also $1 billion of synergies that if you annualize that, is basically the premium you’re paying for Hess, which basically looks like you’re not sharing any of those synergies. So, my question is, how do you think shareholders are going to respond to this? And what is your commitment in the event, Mike, that the transaction terms are not good enough?

Mike Wirth:	Well, let’s let the large shareholder from Hess speak to that.

John Hess:	Yeah. Doug, thank you. And Doug, you know our company as well as anyone. One, I think some context here is important. You’re right about the accretion with each FPSO coming on each year delivering about $1 billion of cash flow as each one comes on each year, at current prices. But the context is, we have had five years where our company had the highest total shareholder return in the energy industry, whether you compare us to a major or an independent. Last year, as you know, our stock went up 94% and was number two in the S&P. So, this strategic combination is an exchange of stock, a merger, so we still get to participate in the upside.

To your point, this value accretion will go to Chevron shareholders, of which I and my family are going to be one and intend on holding the stock for a long time. I think another key point is while Hess provides the growth to Chevron, both in resource growth, production growth and cash flow growth, Chevron contributes to Hess a strong financial strength in terms of a diversified portfolio of assets, in terms of a stellar balance sheet, and in terms of very high cash returns. Specifically, the Hess dividend will go from a $1.75 a share to $6 this year and $6.50 next year. And there is a major share repurchase program.

When you look at our strategic combination, I think it is strong in every way, has a great future ahead of it. We’re going to be the oil company to own and also the best company to work for, so we’re very excited about it. And I think the value accretion you’re talking about, we still continue to participate in given that this is a stock-for-stock deal. We are very excited about this strategic combination and we believe we’re creating the premier oil and gas company, exceptionally well positioned for the energy transition.

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Doug Leggate:	Good luck, guys. Thank you so much.

Operator:	We’ll go next to Roger Read with Wells Fargo.

Roger Read:	Yeah, thank you. Good morning and congrats to both of you.
(Wells Fargo)
John, it’s been a heck of a ride watching Guyana come along and so excited to see Chevron take it on to the second chapter here. Question I have, I think you a little bit addressed on the last one is, the all-equity versus some combination of equity and cash. The other question I have probably directed mostly at you Mike, your comments on the impacts on ROCE as well as the step-up in asset sales. Kind of give us an idea of how you expect that to initially be impacted, and then maybe as you move down the road, get back to that double digit. What are some of the key things we should really watch there?

Mike Wirth:	Roger, in this deal and in others, you look for the optimal mix and it’s a negotiated outcome. Using equity in commodity industry transactions is really helpful because at any given point in time, you got an oil market that you’re dealing in. And when you close six or nine months later, you may find yourself in a very different world. A deal that has a substantial amount of cash in it, you now have a valuation that looks very different at close, at shareholder vote, than it did when the deal was transacted. Whereas in an equity deal, you’re both naturally hedged. And so, as the commodity prices cycle up or down, you’re not exposed to a one-side feeling like they’re winning and the other side feeling like they’re not. So, that’s really the key thing.

The other reality here is given the magnitude of our buyback program, which we will continue to execute and as I mentioned [in my prepared remarks], actually at an even higher level than we’re currently at, we will be buying those shares back and effectively converting it into a cash transaction through the cycles of the market – whatever those may be. And so, it’s a structure that we think makes sense for both sides and really provides a fair and balanced consideration.

On return on capital employed, you’re right, this is going to be slightly dilutive. As John mentioned, Hess has had a tremendous track record. And so, we will put some of that onto the balance sheet. Pierre can comment a little bit about the structure of that and then how we’ll continue to drive returns higher as we go forward.

Pierre Breber:	It’s purchase accounting, as you know, Roger. Hess has created a lot of value. In purchase accounting we put that historical book value, we have to mark to market value, and that’s going to be a step up in our capital employed. We also talked about high-grading our portfolio and selling $10 to $15 billion of assets that tend to be also high return. Both of those factors will weigh on short-term ROCE, but this is a transaction that’s about long-term growth, long-term inventory and duration and free cash flow growth, cash flow per share accretion. We think there are more than enough offsets, but as Mike has said, our intent is to maintain a double-digit ROCE at mid-cycle prices. And we know the hill is a little steeper to climb, but that’s what the combined company is going to do.

Mike Wirth:	Thanks, Roger.

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Operator:	Thank you. We’ll go next to Josh Silverstein with UBS.
Josh Silverstien: (UBS)	Yeah. Thanks. Good morning.

Mike Wirth:	Good morning, Josh.

Josh Silverstien:	Hi good morning. You mentioned a step-up in the buyback to the $20 billion level in a higher price environment. This is something Chevron could do on their own this year if they really wanted to. Do we think about this as a potential step-up in the range, like a $2 billion step-up or how would we think about this in a call it a $50 environment just given the growth spending period that Guyana is going through. Thanks.

Pierre Breber:	Hey, Josh, it’s Pierre. I think you should think about it as an incremental $2.5 billion tied primarily to the Hess transaction, but also to PDC, but in any price scenario. We’re in the upside price scenario. We laid that out at our Investor Day that averages about $85 over the next five years. And that’s kind of near the top of the range, and that’s sort of the range we’ve been in. But you’re right, we’re prepared for lower prices, and if that happened next year, we could adjust our buyback down, but it would still be higher by the $2.5 billion.

There’s an incremental $2.5 billion of buybacks that’s kind of underpinned by the free cash flow accretion, in the short-term from PDC and the longer-term from Hess. That’s part of also the cash flow per share accretion. That’s part of the math that you have to do. Part of what Mike was saying is there’s cash in this transaction, just not cash up front. The cash comes in over time and that helps the accretion. The concept is whatever we would have done standalone will be $2.5 billion higher as a result of this transaction.

Thanks, Josh.

Operator:	Thanks. We’ll go next to Paul Cheng with Scotiabank.

Paul Cheng: (Scotiabank)	Good morning. Thank you. And maybe then let me add my congratulations.

On the asset sales, maybe, Pierre, can you give us a little bit maybe not granular which asset you’re going to sell, but that you think that is high margins, can you give us some more additional characteristics? Should we assume that anything outside the eight assets that you identified in the presentation that would be tentative for sale and also whether just back-end loaded or that it’s going to be more pro-rated. Thank you.

Mike Wirth:	Yeah, Paul, I’ll take that. I wouldn’t assume that anything that’s not in those eight we identified is up for sale. It’s not quite that simple and clean. If you look at a portfolio like ours, there’s always a tail of assets that may not fit as well for you as they would for somebody else. As you know, we’ve done a lot of portfolio high-grading over the last decade or so. I wouldn’t characterize any of our assets as weak or unattractive, but if we’re going to remain capital disciplined – to Sam’s question about how we’re going to allocate capital – we need to invest in the best. And so that’s what we’ll do. And there will be some assets we have that in the company that two years ago, four years ago would have attracted capital that, with a stronger portfolio, with the multiple transactions we’ve referred here today are just going to find that other assets are preferentially going to draw that capital. And so, we’ll look for opportunities to move those to somebody else where it’s a better fit in their portfolio and they can fund the ongoing capital it will need.

When we get to a point where we put both companies together and come out with some further guidance, we’ll give you a little more color around the types of assets that might be considered. And then obviously, as we enter into agreements, we’ll talk about them specifically. So, stay tuned for more color on that, Paul.

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Paul Cheng:	All right. Thank you.

Mike Wirth:	Thanks.

Operator:	We’ll go next to Nitin Kumar with Mizuho.

Nitin Kumar: (Mizuho)	Hi. Good morning, Mike and John. And first of all, congratulations to both of you.

Mike, I want to touch a little bit on the Bakken. You know, it’s not seen as a -- it’s seen as a more mature play within shale. So how does that fit with your Permian and DJ positions that you have enhanced over the last couple of years? Is there any technology that you could bring to bear to unlock more reserves there? Or anything you could talk about?

Mike Wirth:	One thing I would say is we’re going to rely very heavily on the good people at Hess that have been involved in the Bakken for many, many years. As we added the DJ Basin to our portfolio, we were pleasantly surprised. It was a basin that we hadn’t previously been exposed to, we had the big Permian position, and it turned out that both the people that joined us from Noble and from PDC were doing a better job than we might have imagined in terms of developing that resource. They understand it very well. The performance benchmarks, within our portfolio, very well across any number of metrics. And I’m certain that the same will be true as we come together with Hess and see what they’ve been doing in the Bakken.

We do have a large technical organization. We’re working hard on any number of technologies that can improve fracture geometry and improve the mechanics down at kind of a nano level of loosening the hydrocarbons from the rock matrix and getting those to flow. So, we’re focused on a suite of technologies, many of which we’re piloting in the field this year in the Permian that are intended to improve recoveries out of shale. As those mature and prove up, we would apply those across our entire portfolio, including the Bakken.

I do believe that the likelihood that we’re going to leave 90% of these molecules behind is low. We’re working hard to find ways to improve recoveries, and this gives us another nice large position with a lot of running room to not only operate at the current level of high productivity, but over time for technology to unlock even more value.

We’re really pleased to add the Bakken to our portfolio. From our diligence, it looks like there’s at least 15 years of inventory at that four-rig level. A decade and a half [of inventory]. I talked about into the 2030s and this is a very attractive asset that can deliver kind of plateau production, strong cash flow for many, many years to come and has that technology upside that we’ll be looking to unlock. Thanks for the question.

Nitin Kumar:	Thank you.

Operator:	We’ll go next to Ryan Todd with Piper Sandler.

Mike Wirth:	Morning, Ryan.

Ryan Todd: (Piper Sandler)	Thanks. Good morning and congratulations on a great deal.

Maybe if I might ask a at a high level, Mike, we’ve seen -- it feels like there’s kind of a wave of consolidation going on right now in the industry. We’ve seen two out of you just this year. Now, what do you view as driving this current wave of M&A activity in the space? And then specific to this, why Hess for you at this time? I mean, maybe it’s fairly obvious, but I am curious about what’s driving it and why Hess in this case?

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Mike Wirth:	In the broader context, Ryan, and I think I’ve said this with many of you on the phone here, I think ours is an industry, particularly as you get into the shale patch, that was due for some consolidation. And you all know the history of the last decade or so, we’ve got a lot of companies out there, Pierre, sitting here, famously a few years ago used a quote that I still like to repeat, which is - “I think we’ve got too many CEOs per BOE when you look across the whole spectrum.”

So, some consolidation, I think, is natural. The when, where, and how it happens is a little bit harder to call. But you have seen some transactions and, you know, perhaps we’ll see some others. For us, I will tell you, Hess is a very unique combination. It’s aligned with our objective of delivering higher returns and lower carbon. While continuing to extend the duration of our cash flow and production growth in order to underpin our return of cash to shareholders. And it’s really a unique combination of resource quality and durability, high-cash margins, low carbon-intensity, and it strengthens the long-term performance of our company in many ways. Diversifying our portfolio, upgrading the asset base and extending growth, as I said.

There are no assets or companies out there that offer quite that same combination with us. And I might ask John, from your point of view, the same question to add in here for, Ryan?

John Hess:	Well, as I said, we feel that our growth in resource, production, and cash flow strengthens Chevron. Chevron’s diversified portfolio of assets, strong balance sheet, and high cash returns, I think uniquely position us for the energy transition. Chevron is going to be the oil stock to own. And the combination, I think, is a very powerful one.

Mike Wirth:	Thanks Ryan.

Ryan Todd:	Thank you.

Operator:	We’ll go next to John Royall with J.P. Morgan.

John Royall: (J.P. Morgan)	Hi, guys. Good morning. Congratulations on the deal.

Mike, can you talk about the past two deals having very little Permian footprint between the two, only the small piece from PDCE. Can you talk about the diversity in the portfolio? And is there a thought that you don’t want to be too big in the Permian as a proportion of your overall mix?

Mike Wirth:	We want to be big in the Permian, and we, in fact, are. We’ve got over 2 million net acres in the Permian right now. And as a reminder, most of that has no or very low royalty. We’ve got a very advantaged Permian position. You know, last quarter we reported 775 thousand barrels a day of production, still on track towards a million barrels a day in 2025. We’ve got a big Permian [position]. As a company, we produce about 3 million barrels a day. You can do the math, that’s a quarter to a third of our production right there. I don’t know that making our Permian bigger necessarily makes us a much different company to own. We certainly would like to make the Permian better. We do that every day through land transactions that are at a level you may not see, but it improves the contiguous acreage we have to develop. And we’ll continue to do that.

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As I mentioned to Ryan, this is a very unique and compelling opportunity to strengthen our deepwater position, to add another shale basin that we’re not exposed to today. And as I said, we’re very pleased with what we’ve seen in the DJ [Basin], and I fully expect we’re going to be very pleased with what we see in the Bakken.

As an asset class, we really like the shale asset class. We’ve got the Vaca Muerta in Argentina, which is another asset that the geology on it is very compelling and this is a big part of our portfolio. But having exposure to different basins, different geographies, different regulatory regimes, et cetera is not a bad thing when you’ve got the scale that we already have in the Permian.

Don’t take this to say we don’t like shale, but we’re very big there. We’re really pleased now with the increased deepwater exposure in Guyana and in the Gulf of Mexico.

John Royall:	Very clear. Thank you.

Operator:	We’ll go next to Biraj Borkhataria with RBC.

Biraj Borkhataria: (RBC)	Hi there. Thanks for taking my question.

I just want to ask a follow-up on the tax synergies, which you put at a billion dollars. If I take a look at Hess’s annual report, there’s about $3.6 billion of NOLs [net operating losses] from the end of last year, and obviously they will have used some through this year. But is it a case of you taking the Hess NOLs and directly transfer them to Chevron, or have you risked them for whatever reason? Is there is a reason why they would get haircut on the change of control? Thank you.

Pierre Breber:	Hi Biraj, it’s Pierre. Hess has over $15 billion of net operating losses and they have a full valuation allowance against it. Which means that Hess on its own, did not have the income in the United States to be able to use those [NOLs]. When you combine the companies, we have the greater U.S. income, and we can use those net operating losses.

But the IRS has certain rules that limit the timing on that. The synergies are annual and will be for a decade or so, and reflects using those net operating losses, but under IRS regulations, which again limits them to a certain amount per year. And we’ve had this in some of our prior transactions, but there’s just more here. And it’s a real synergy because it’s enabled by the combination of the two companies and our larger U.S. income base.

Thanks, Biraj.

Biraj Borkhataria:	Okay. That’s very clear. Thank you. Thank you.

Pierre Breber:	And just one point on that, I should have said this will only be a cash synergy. So, in purchase accounting, the valuation allowance will be taken off. As that deferred tax asset or those NOLs are used, there’s a cash benefit. There isn’t an earnings benefit because the earnings gets worked in through purchase accounting. The other synergies are pre-tax, and their earnings and the tax synergies are pre- and post-tax if you want to think about that. But cash only, no earnings benefit. Thanks.

Operator:	Thank you. Next, we’ll go next to Paul Sankey with Sankey Research.

Paul Sankey: (Sankey Research)	Hi. Good morning, everyone.

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And congratulations, Mr. Hess, it’s been a pleasure covering the story over the past 20 or 30 years.

John Hess:	Thanks, Paul.

Paul Sankey:	Having said that, we understand that Guyana is the best oil asset in the world. And as you mentioned, there’s exploration upside. We were thinking more of a $200 type level, which is the upper end of the Wall Street price targets. Can you talk a little bit about the background of the deal whereby, essentially this is a 5% premium to Hess’ share price? It was at an all-time high last week. Is this as much upside [as] we could have expected, and would you say that the biggest risk on the deal is the Guyanese PSC [production sharing contracts]? Thanks a lot.

John Hess:	Yeah, no Paul, fair question. But you know, again, I come back to the fact that our share price has gone up quite a bit over the years. Over five years, we were the number one stock, whether major or independent, and provided the highest total shareholder return. Last year, [Hess stock] went up 94%, number two in the S&P. And you also have to remember that this is a stock for stock deal. So basically, we’re not only locking in and preserving the value we created over the last several years, but we still participate in the upside that you’re talking about.

On top of that, we get a much higher dividend, instead of a $1.75 a share, as a shareholder, you get $6 [a share]. Then next year you get $6.50 [a share] and you have an ongoing strong share repurchase program. So, a lot of the value you’re talking about, I’m very confident that over time it will be recognized and I’ll take the over on that.

Paul Sankey:	On the PSC risk?

Mike Wirth:	All right Paul. Look, the PSC has proven to be very stable through the years here. I might let John speak to that and he’s been a partner in it along with the others. But obviously we’ve looked at that and believe it’s a good contract that is durable.

John Hess:	Yeah. As you know, Paul, the leadership of Guyana has been very clear that they will honor the production sharing contract. Contract sanctity is really important and foreign investments are really important. They’ve been very clear with our joint venture that they want us to go as fast as we can to develop their oil into a financial resource that can help their country develop, and have a higher standard of living and shared prosperity for every Guyanese citizen.

And on top of it, they’re very proud of doing that in a carbon negative way and in an environmentally responsible way. As an investment province, Guyana, I’d say has very low risk and is a place where both Hess and now Chevron are very confident about investing further and look forward to attractive returns going forward.

Paul Sankey:	Thank you.

Mike Wirth:	Thanks, Paul.

Operator:	We’ll go next to Neal Dingmann with Truist Securities.

Neal Dingmann: (Truist Securities)	Good morning. Congrats.

Mike, I understand you’ll have more detailed guidance out post close the deal. I just really have a broad question about the new guidance, some of the higher cash flow or free cash flow and shareholder return. I’m just wondering, do you consider more of this coming from the synergies or the potential efficiencies? And then also, would you anticipate potentially lower activity maybe from the Bakken or somewhere helping to drive this free cash flow and shareholder upside? Thank you.

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Mike Wirth:	The free cash flow guidance really reflects underlying cash flow strength in the Chevron portfolio. We got a slide there [slide 7] that shows how that is expected to grow. And then the combination of the synergies and the continued introduction of these new FPSOs and development in Guyana are the big drivers of that. What we’re showing here is a combined program and both companies have good free cash flow growth dynamics in place on their own. You put them together, you take the synergies, and it’s even better. Obviously, going forward, you’re always looking at how do you improve your portfolio and improve the performance you can deliver. I’m sure when we combine them, we will. Don’t take any of this to say we’re looking to reduce activity in the Bakken or anywhere else.

The Bakken and the DJ, both, if you think about them – and as we’ve guided forward on the Permian – at some point in the shale business as you reach scale where you’ve got economies and efficiencies, a flat production profile with a real focus on execution of drilling and completions and midstream and moving to market, you can generate strong free cash flow out of these assets. And during the growth phase, you’re putting a lot of that cash back into growing your production, which is what the whole industry did for most of the 2000s. Our goal is to generate cash flow out of these assets and duration, and you really can see that here. We’ve got the technology upside that we talked about earlier.

Thanks, Neal.

Neal Dingmann:	That’s very helpful. Thank you.

Operator:	We'll go next to Bob Brackett with Bernstein Research.

Bob Brackett: (Bernstein Research)	Good morning. Congratulations, John and Mike.

A question around the regulatory approvals, with a focus on the U.S. and Guyana, any milestones, anything to watch for, or any key events?

Mike Wirth:	We're very mindful of the need for regulatory approval. This is purely an upstream production transaction. There's no refining or marketing involved, which is oftentimes where we find ourselves with more of these kinds of questions. In the global crude market, we're a small player, our liquids are about 2% of global production. We don't have a lot of basins, in regards to the ones we're talking about today. Chevron's not in the Bakken and Chevron's not in Guyana or the Malaysia area. We've got a position and Hess has a position in the Gulf of Mexico, which is about the only place where we both operate.

We don't see anti-trust concerns here. We think this is good for the shareholders of both companies. It's also good for energy security. These are two great American companies that are coming together to make an even stronger American company at a time when energy security really matters. We'll work closely with the antitrust authorities and satisfy their need for information, but really don't see anything here. Maybe, John, you can talk about Guyana and any regulatory approval process there.

John Hess:	No, I believe that Guyana will be very supportive of Chevron stepping into our shoes and the joint venture. It'll make the two of the largest U.S. oil companies, multinational companies, and investors in the country. It will strengthen the confidence in the country for foreign investment. It will strengthen the joint venture technically as well. We're very confident that the country of Guyana will be supportive of this transaction.

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Bob Brackett:	Very clear. Thank you.

Operator:	We’ll take our next question from Alastair Syme with Citi.

Alastair Syme: (Citi)	Thanks.

Mike, I understand your point about shale needing to consolidate. Guyana is perhaps half the value of this acquisition, and my perception is the operator has done a pretty good job through exploration and development to date. I am wondering what you think about the value that Chevron can add to this key asset?

Mike Wirth:	Yeah, I would agree, Alastair, that all the partners have done a nice job in Guyana to date, and we’re looking forward to joining that. We work with Exxon around the world. We’ve got some big projects that we operate, where they’re a partner and they add great value through their technical and operating input and expertise. We’ve got other places where they operate, and we do the same. And in this case, we obviously have a big deepwater portfolio. We operate around the world in those kinds of assets, and we’ll bring our greatest expertise and technical capabilities to bear in support of their work.

They’re doing a fantastic job. Our hope is we can find ways to continue to support that. And if there’s anything we can do that helps to improve it, that’s even better. But this is a development that has just been executed with excellence from everything that we’ve seen in diligence. And we intend to support it with all the capabilities that we have.

Alastair Syme:	Thank you.

Mike Wirth:	Thanks, Alastair.

Operator:	We’ll take our next question from Lucas Herrmann with Exane.

Lucas Herrmann: (Exane)	Yeah, thanks very much.

Afternoon, gentlemen. Mike, a question on the dividend and dividend growth, if I might. You pronounced an increase to 8% today. Is that you declaring a future intention around the pace of growth that you think is achievable from the enlarged organization given the historic 6%? Any commentary around the thinking there? Thank you.

Mike Wirth:	Yeah. In the first case, over the last five years, our 6% compounded annual growth rate is twice that of our nearest integrated peers. Through the pandemic, through the downturn, we’ve remained very committed to steady and predictable dividend growth, which is important to our shareholders.

The 8% increase in the first quarter next year is subject to our board approval. That’s a still an important point, but because we’ve just closed a free cash flow accretive transaction with PDC and we have great confidence in the long-term free cash flow benefits of the transaction we’re talking about today. We wanted to signal that confidence with the larger increase on the dividend and the step up in our share repurchase [program].

Dividend decisions are the purview of the board. They’re made each year based on a whole set of circumstances at the time. I don’t want to get any further ahead of the board than I am with the announcement about the first quarter of next year. But you can read it as a sign of great confidence in the strength of this company as we combine. Something as important as the dividend to us, it’s our top financial priority and important to our shareholders and we’re going to prioritize that as we go forward.

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Lucas Herrmann:	Okay, thanks. And just quickly follow on to that, when will you be off market in terms of share buybacks?

Mike Wirth:	Yeah, I’ll let you take that offline with Jake and he can explain the rules on how that all works. Thanks, Lucas.

Lucas Herrmann:	Mike, thanks very much.

Mike Wirth:	You bet.

Operator:	We go next to Betty Jiang with Barclays.

Betty Jiang: (Barclays)	Thank you. Good morning. Thank you for taking my question.

Mike, Guyana clearly adds a premier low decline, conventional asset to the portfolio. Can you talk about what this deal does to your corporate decline rate? And with the asset sale program, what do you see as the optimal mix of short cycle and long cycle assets for Chevron’s portfolio going forward? Thanks.

Mike Wirth:	Yeah, Betty, the best thing [to do is to wait] when we come out with some new guidance on the combined company for us to talk about that. We’ve really mitigated our decline rate significantly over the last decade or so, as we’ve invested in a number of properties that have facility limitations and are not field limited. What I would call, a high single-digit underlying decline rate is now in the low single digits. And you’re right, an asset like this further strengthens that.

The point I hope has come through here is the durability of our cash flows and production well out into the future. And I think this further strengthens it. We’ll talk to you a little bit about modeling decline and how you get into that is a little bit of a complicated thing, and I don’t want to just do it off the cuff here.

In terms of divestments, it’s kind of the same thing. It’s going to be the assets that are good assets. But within our portfolio, there are ones that may or may not really compete to be as funded with capital as they would in somebody else’s. And we’ll do that work and share more guidance with that sometime next year after the transaction closes. Thanks, Betty.

Betty Jiang:	Thank you.

Operator:	We will take our final question from Kevin MacCurdy with Pickering Energy Partners.

Kevin MacCurdy: (Pickering Energy Partners)	Hey, good morning and thanks for taking my question.

I wanted to clarify your comment on the higher production growth pro forma. Is that comment just based on Hess’s higher growth rate than Chevron or is there any acceleration contemplated post close? Perhaps you could grow faster in the Bakken or the Gulf of Mexico than Hess has planned to.

Mike Wirth:	No, we’ve guided to a 3% compounded annual growth rate going forward. Obviously with Guyana, Hess is growing at a faster rate than that. And just as you put the two of them together, that combination is a higher number. There’s not another kind of hidden acceleration of something else sitting underneath that. It’s really just the benefit of bringing these two companies together that will take what was already a strong and very visible compound annual growth rate out over the next several years for our company, combining with one that’s even stronger. And that’s what you get, you get more, you get bigger, and you get longer duration on all of that. Thanks Kevin.

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Kevin MacCurdy:	Thank you and congratulations.

Mike Wirth:	Thank you, Kevin.

John Hess:	Thank you.

Jake Spiering:	I would like to thank everyone for your time today. We appreciate your interest in Chevron and your participation on today’s call. Please stay safe and healthy. Katie, back to you.

Operator:	Thank you. This concludes Chevron’s conference call. You may now disconnect.

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FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory approvals; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; the receipt of required Chevron Board of Directors’ authorizations to implement capital allocation strategies, including future dividend payments; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2022, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

CAUTIONARY NOTE TO INVESTORS

This communication uses certain terms relating to resources other than proved reserves, such as unproved reserves or resources. Investors are urged to consider closely the oil and gas disclosures in Hess’ Annual Report on Form 10-K, File No. 1-1204, available from Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036 c/o Corporate Secretary and on our website at www.hess.com. You can also obtain this form from the SEC on the EDGAR system.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

Chevron and Hess and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of Hess is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.